

Mail Stop 6010

December 14, 2007

Andrew I. Sealfon
Chief Executive Officer
Repro-Med Systems, Inc.
24 Carpenter Road,
Chester, NY 10918

       RE: **Repro-Med Systems, Inc.**
              Form 10-KSB for the fiscal year ended February 28, 2007
              Forms 10-QSB for the quarters ended May 31 and August 31, 2007
              File No. 0-12305

Dear Mr. Sealfon:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended February 28, 2007

Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

1.   Please revise future filings to identify and quantify factors responsible for changes in your financial statement items and explain why those changes occurred. For example, we note that your gross margin increased from 58% to 62% during the fiscal year ended February 28, 2007, but you have not provided a corresponding explanation. Refer to Item 303 of Regulation S-B and SEC Release 34-48960.

2.   Please revise your MD&A in future filings to specifically identify and discuss those critical estimates that you use in preparing your financial statements. Refer to SEC Release 34-48960.

Statement of Operations, page 20

3.   Please revise future filings to remove the "stock-based compensation to obtain loan financing" line item from the face of your statements of operations and, instead, reflect the amounts in the appropriate captions of the statements. As indicated in SAB Topic 14-F, you may present the related stock-based compensation expenses in a parenthetical note to the appropriate income statement line items, in the footnotes or within MD&A.

Note 2 – Summary of Significant Accounting Policies, page 23

Inventory, page 23

4.   We note from your disclosures in this footnote that you use the FIFO method for determining inventory cost. Please reconcile this with your disclosures in footnote 3 which indicate that you use the average cost method for determining inventory cost.

5.   Additionally please revise future filings to disclose how you determine the market value of your inventory, including a discussion of how you determine any reserves.

Patents, page 23

6.   We note that you are amortizing your goodwill balance over a period of thirty-five years. Please tell us how your current accounting policy complies with paragraph 18 of SFAS 142. Revise future filings as necessary based on our comment.

Revenue Recognition, page 25

7.   We note your disclosure that sales of manufactured products are "principally recorded when shipment occurs and titles passes to a customer…" Tell us and revise future filings to describe those specific circumstances in which revenue is not recorded when products are shipped.

8.   As a related matter we note from your disclosures on pages 6, 7, 9, 14 and 15 that your products are sold through distributors. Expand your revenue recognition policy disclosure with regard to distributor sales to address the accounting for return rights, price protection, allowances, credits/discounts and other sales incentives, as applicable. Refer to SFAS 48 and SAB 104.

Note 8 – Long-Term Debt, page 27
Note 9 – Stockholders Equity, page 28

9.   We note that under your April 2004 and February 2004 to May 2005 debt agreements, investors receive common shares each year based on the unpaid principal. Please address the following:

    • Tell us and revise future filings to describe the conditions that would require you to issue these additional shares.
    • Tell us why it is appropriate to reflect these shares as outstanding given that these shares have not been issued as of February 28, 2007.
    • Tell us how you have evaluated this feature as an embedded derivative pursuant to paragraph 13b of SFAS 133.

10.   We note that in connection with your October 2006 debt and warrant issuance you did not allocate any of the proceeds to the warrants issued as you deemed the fair value of the warrants to be immaterial. Please provide us with the Black-Scholes model assumptions you used in determining the fair value of these warrants to be $4,500.

Note 10 – Sale-Leaseback Transaction, page 29

11.   We note that you are amortizing the gain related to your sale-leaseback transaction to income over the term of the related lease. Please revise future filings to reflect the amortization of this gain as a reduction of rental expense or tell us why the current presentation is appropriate.

Note 11 – Commitments and Contingencies, page 29

12.   We note that you are contingently liable to rework approximately 13,000 units.
       Please address the following:

       • Tell us and revise future filings to specify the conditions under which you
         would be required to rework these units. Explain to us why no warranty
         accrual is necessary at February 28, 2007 related to this obligation.
       • Tell us how you have considered SAB Topic 13.A.3(b) in your revenue
         recognition policy.
       • Tell us and if material revise future filings to describe the terms of any
         warranties you offer and the related accounting for such agreements.

Item 8A. Controls and Procedures, page 30

13.   We note your disclosure that management has concluded that your disclosure
       controls and procedures were effective "in alerting him in a timely manner to
       material information required to be included in our Securities and Exchange
       Commission reports." The language that is currently included after the word
       "effective" in your disclosure appears to be superfluous, since the meaning of
       "disclosure controls and procedures" is established by Rule 13a-15(e) of the
       Exchange Act. However, if you do not wish to eliminate this language, please
       revise future filings so that the language that appears after the word "effective" is
       substantially similar in all material respects to the language that appears in the
       entire two-sentence definition of "disclosure controls and procedures" set forth in
       Rule 13a-15(e).

Forms 10-QSB for the quarters ended May 31, 2007 and August 31, 2007

General

14.   Please amend your Forms 10-QSB for the quarters ended May 31, 2007 and
       August 31, 2007 to provide the disclosures required by Item 307 and Item 308(c)
       of Regulation S-B.

       As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter that keys your
responses to our comments and provides any requested information. Detailed cover

letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3616 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact, Kevin L. Vaughn, Branch Chief, at (202) 551-3643 with any other questions.

Sincerely,

Lynn Dicker
Review Accountant